16001653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 22 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alderman & Company Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Warrington Round
(No. and Street)

Danbury	CT	06810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracie E. Doornbos — (212) 380-1864 x718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

1499 Post Road - PO Box 139 Suite 1040, 2nd Floor Rear	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Alderman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alderman & Company Capital, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

CHERYL WOLF
NOTARY PUBLIC
MY COMMISSION EXPIRES 3/31/2020

Cheryl Wolf

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alderman & Company Capital, LLC

Table of Contents

Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alderman & Company Capital, LLC

We have audited the accompanying statements of financial condition of Alderman & Company Capital, LLC (a Connecticut limited liability company) as of December 31, 2015 and 2014, and the related statements of operations, changes in changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of Alderman & Company Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alderman & Company Capital, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 and Reconciliation of Net Capital from Quarterly Focus – Rule 17a-5(d)(4) of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audits of Alderman & Company Capital, LLC's financial statements. The supplemental information is the responsibility of Alderman & Company Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 and Reconciliation of Net Capital from Quarterly Focus – Rule 17a-5(d)(4) of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Knight Rolleri Sheppard CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
Fairfield, Connecticut
February 15, 2016

1499 Post Road, Suite 1040 • Fairfield, CT 06824 • p:203.259.2727 • f:203.256.2727 • www.krscpasllp.com

Alderman & Company Capital, LLC
Statements of Financial Condition
December 31, 2015 and 2014

		2015		2014
Assets				
Current assets				
Cash and equivalents	$	127,965	$	21,745
Prepaid expenses		1,830		1,830
Total current assets		129,795		23,575
Property and equipment				
Electronic data processing equipment		5,351		5,351
Accumulated depreciation		(5,066)		(4,160)
Net property and equipment		285		1,191
Total assets	$	130,080	$	24,766
Liabilities and Member's Equity				
Current liabilities				
Accounts payable	$	900	$	600
Accrued liabilities		11,125		9,250
Total current liabilities		12,025		9,850
Member's equity		118,055		14,916
Total liabilities and member's equity	$	130,080	$	24,766

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Income and Changes in Member's Equity
For the Years Ended December 31, 2015 and 2014

	2015	2014
Fee revenue and reimbursed expenses	$ 1,311,447	$ 105,726
Operating expenses		
Accounting and audit fees	24,850	27,750
Airfare	15,927	17,000
Bank charges	248	619
Computer software and supplies	786	435
Conferences	270	-
Connectivity charges	8,995	667
Consultants	7,800	7,800
Depreciation	906	917
Dues and subscriptions	59	-
Gas, parking and tolls	1,202	763
Hotel and lodging	9,009	2,858
Insurance	576	634
Legal	13,433	10,860
Local transportation	3,472	2,183
Marketing and promotion	26,656	950
Meals	1,065	443
Office supplies	1,708	1,421
Postage and printing	1,978	413
Regulatory fees	14,548	11,680
Rent	-	533
Taxes	353	125
Telephone	443	-
Total operating expenses	134,284	88,051
Income from operations	1,177,163	17,675
Other income (expenses)		
Interest income	33	2
Total other income (expenses)	33	2
Net income	1,177,196	17,677

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Income and Changes in Member's Equity
For the Years Ended December 31, 2015 and 2014

	2015	2014
Beginning member's equity	$ 14,916	$ 32,471
Member contributions	-	76,700
Member distributions	(1,074,057)	(111,932)
Ending member's equity	$ 118,055	$ 14,916

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net income	$ 1,177,196	$ 17,677
Adjustments to reconcile change in net income to cash provided by operating activities:		
Depreciation	906	917
Increase (decrease) in accounts payable	300	(700)
Increase in accrued liabilities	1,875	7,109
Total adjustments	3,081	7,326
Net cash provided by operating activities	1,180,277	25,003
Cash flows from financing activities:		
Member contributions	-	76,700
Member distributions	(1,074,057)	(111,932)
Net cash used in financing activities	(1,074,057)	(35,232)
Net increase (decrease) in cash and equivalents	106,220	(10,229)
Beginning cash and equivalents	21,745	31,974
Ending cash and equivalents	$ 127,965	$ 21,745

See report of independent registered public accounting firm and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Alderman & Company Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking expertise to issuers in the aerospace and defense industries. The Company received its FINRA approval for membership on January 27, 2006. The Company's sole member is William H. Alderman. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statements of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and may be applied against transaction fees upon closing.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. No allowance for uncollectable accounts was required at December 31, 2015 or 2014 since there were no accounts receivables at either year-end.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from three to five years.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The member's tax years subject to examination by regulatory authorities are from December 31, 2012 and after.

NOTE 3 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues. For the year ended December 31, 2015, a single client accounted for 60% of total revenue. For the year ended December 31, 2014, three clients each accounted for 24% of total revenue.

The Company operates in the aerospace and defense industry.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $115,940, which was $110,940 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was .10 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has engaged Myles Alderman, the managing partner's brother and a lawyer at Halloran & Sage, LLP, to perform legal services. Legal fees of $8,433 and $10,650 were paid to Halloran & Sage, LLP in 2015 and 2014, respectively.

In late 2015, Myles Alderman reopened the law firm of Alderman & Alderman, LLC. Legal fees of $5,000 were paid to Alderman & Alderman, LLC in 2015.

The Company has two sister companies: Alderman & Company Advisors, LLC, a Connecticut registered investment advisor company, and Alderman & Company Consulting, LLC, a Connecticut consulting company. There were no transactions between the three companies in 2015 or 2014.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of December 31, 2015 through February 15, 2016, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Alderman & Company Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2015
Schedule I

Net Capital		
Total member's equity	$	118,055
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		118,055
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		118,055
Deductions/other charges:		
Prepaid expenses		1,830
Net property and equipment		285
Total deductions/other charges		2,115
Net capital	$	115,940
Aggregate indebtedness		
Accounts payable and accrued expenses	$	12,025
Total aggregate indebtedness	$	12,025
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	110,940
Ratio: Aggregate indebtedness to net capital		10.37%

See report of independent registered public accounting firm.

Alderman & Company Capital, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
As of December 31, 2015
Schedule II

Net Capital as reported on 4th Quarter Focus Report	$	115,940
Adjustments from 4th Quarter Focus to Annual Audit		
Audit adjustment		-
Total adjustments		-
Revised Net Capital as reported in the Annual Audit	$	115,940

See report of independent registered public accounting firm.

KRS
KNIGHT • ROLLERI • SHEPPARD
CPAS, LLP

Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alderman & Company Capital, LLC

We have reviewed management's statements, included in the accompanying Statement Regarding Exemptive Provision, in which (1) Alderman & Company Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alderman & Company Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Alderman & Company Capital, LLC stated that Alderman & Company Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Alderman & Company Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alderman & Company Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Knight Rolleri Sheppard CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
Fairfield, Connecticut
February 15, 2016

1499 Post Road, Suite 1040 • Fairfield, CT 06824 • p:203.259.2727 • f:203.256.2727 • www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
New York State Society of Certified Public Accountants • Public Company Accounting Oversight Board

Statement Regarding Exemptive Provision
Under Rule 15c3-3
December 31, 2015

Alderman & Company Capital, LLC (The Company) asserts, to its best knowledge and belief, the following:

1) The Company claims an exemption from SEC Rule 15c3-3 under subsection (k)(2)(i)

2) The Company met such exemption provisions in SEC Rule 15c3-3 under subsection (k)(2)(i) from January 1, 2015 to December 31, 2015 without exception.

Signature: ______________________

Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Member of Alderman & Company Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Alderman & Company Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Alderman & Company Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Alderman & Company Capital, LLC's management is responsible for Alderman & Company Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Knight Rolleri Sheppard CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
Fairfield, Connecticut
February 15, 2016

1499 Post Road, Suite 1040 • Fairfield, CT 06824 • p:203.259.2727 • f:203.256.2727 • www.krscpasllp.com

Alderman & Company Capital, LLC
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended December 31, 2015

Schedule of Assessment Payments

General Assessment		$ 3,279
Payments Made:		
Date Paid:		
August 3, 2015	$ 2,879	
Total payments		(2,879)
Interest on late payment(s)		-
Total assessment balance and interest due		$ 400
Payment (refund applied) made with Form SIPC 7		$ 400

See independent accountant's agreed-upon procedures report on schedule of assessments and payments (Form SIPC-7)

Alderman & Company Capital, LLC
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended December 31, 2015

Schedule of Assessment Payments

Total revenues	$	1,311,480
Additions:		
Rounding		1
Deductions:		
None		-
SIPC net operating revenues	$	1,311,481
General assessment	$	3,279

See independent accountant's agreed-upon procedures report on schedule of assessments and payments (Form SIPC-7)